VIRALYTICS LTD
ONCOLYTIC VIRUSES

RECEIVED
2008 DEC -2 A 4:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

18 November 2008

[redacted]

08006042

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Attention: Mr. Elliot Staffin

SUPPL

Re: ~~Viralytics~~ Limited
12g3-2(b) Information
File No. 82-34945

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

PROCESSED
DEC 03 2008
THOMSON REUTERS

Bryan Dulhunty
Executive Chairman

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com
t +61 2 9499 3200 f +61 2 9499 3300
PO Box 1045 Pymble Business Centre Pymble NSW 2073
8/33 Ryde Road Pymble NSW 2073
Australia

VIRALYTICS LTD

ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

ASX Release: 18 November 2008
Chairman's Address to the Annual General Meeting

THE YEAR UNDER REVIEW: A YEAR OF BUILDING

Good morning ladies and gentlemen. On behalf of the Board I would like to welcome you to the Viralytics Annual General Meeting for 2008.

My name is Bryan Dulhunty. I am the Executive Chairman of Viralytics Limited and will be chairing this morning's meeting.

In the past 12 months the Company has implemented a long term strategy that lays the foundation for future growth of your investment. Based on the promising preliminary clinical trial data from its Phase I solid tumour trials in late stage melanoma patients, the Company has commenced the next stage of development of CAVATAK™. This involves expanding our current management team, building on what we do cost effectively in Australia (pre-clinical research and Phase I clinical trials) and establishing a credible presence in the USA, the world's largest anti-cancer therapy market.

Implementation of this strategy over the past year has resulted in:

- Restructure of the Board with the appointment of 2 highly experienced US based directors
- Strengthening of the operational management and corporate team
- Engagement of a number of specialists consultants covering the various disciplines needed for successful development of a new anti-cancer drug
- Undertaking pre-clinical research to support the focused clinical trial strategy
- Appointment of an internationally recognized specialized US based virus manufacturer to address future CAVATAK™ production requirements
- Commencement of discussions with the FDA to ensure the Company meets US regulatory requirements for new anti cancer drugs
- Appointment of a business development representative based in the United Kingdom to address of future commercialisation needs

In addition to these operational matters the Company also significantly strengthened its main asset, its Intellectual Property Portfolio. During the year the Company's broad patents covering the anti-cancer use of its panel of Coxsackie A viruses (including its lead product CAVATAK™) were granted in both the USA and Europe. More recently, the Company received a Notice of Allowance from the US patent office covering the anti-cancer use its panel of Echoviruses (including what may become the Company's second product, EVATAK™)

The Company, however, has also faced some challenges during the past year that need to be addressed fully in the coming year. Clinical trial patient recruitment has been slower than

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

anticipated and the on-going funding remains a critical issue for the Company. I will address these issues in detail below.

Following this address we will have a presentation setting out the achievements on pre-clinical research, product manufacturing and the clinical evaluation of CAVATAK™ obtained during year. These presentations will be released to the ASX and made available at the close of this meeting.

CLINICAL DEVELOPMENT

Clinical Strategy:

The Company has a clear focus on developing efficacy data for anti-cancer activity of its products in solid tumours. Numerous solid tumours typically display high levels of ICAM-1 and/or DAF receptors on the surface of the tumour. This enables viral targeting and subsequent destruction of the tumour by the Company's lead product, CAVATAK™. Such solid tumours include melanoma, prostate cancer, breast cancer, head and neck cancer and Glioma (a form of brain cancer). Our Intellectual Property covers the use of a number of Group A Coxsackieviruses (including CAVATAK™) in the treatment of many forms of cancer including those of the blood system however, clinical evaluation of such cancers will be developed once commercial success has occurred in the solid tumour program.

The Company believes that treating solid tumours holds the promise of bringing the earliest commercial success for the following reasons:

- Tumours can be pre-screened to confirm high levels of the ICAM-1 receptor
- Tumours are easily accessible for direct injection of virus
- Possible to deliver controlled doses of virus to a localised environment
- Tumour environment is accessible for tissue biopsy and volume monitoring

The Company's first aim is to display anti-cancer activity in humans within a single tumour using low doses of virus and then demonstrating activity in distant tumours by employing higher viral dosing strategies.

Clinical Trials

Solid tumours – Direct injection: In 2004 the Company completed, an initial single dose pilot study in late stage melanoma patients. The Company then completed a small single dose Phase I trial in 2006, again in late stage melanoma patients.

The Company currently has a Phase I multi-dose, dose escalation trial (9 patients) underway in late stage melanoma patients in a Queensland hospital. At present, 6 of the 9 patients have been injected with CAVATAK™. The process of recruitment for this trial has been very slow. The first patient was injected in late May 2007. We believe the slowness in recruitment is due primarily to the trial's very tight patient inclusion criteria and to fact that Phase I trials are designed as only safety trials. When a late stage patient is offered a choice of experimental therapies, they will lean towards one that is in Phase II or III where the goal is to establish efficacy. Unfortunately, we have been competing with one such trial which has absorbed a large percentage of the available patient pool. The Company is actively liaising with additional clinical sites both locally and overseas to address the slow patient recruitment allowing the prompt

completion of this trial. Presently at least one major site is referring potential melanoma patients to our Queensland trial centre.

Future trials: - The Company has advanced plans for the commencement of two further high dose solid tumour trials in different cancer indications. The proposed chief investigators of these trials have indicated that patient recruitment is expected to progress well.

On Completion of these 2 additional trials the Company will have accumulated a significant patient data profile on solid tumours putting us in a good position to consider progressing to a Phase II trial.

As previously announced the preliminary data from the current trial of CAVATAK™ has been very encouraging and has given the company the assurance that it should move ahead with Phase II trials. We have seen both a reduction in the injected tumour volume and the generation of possible anti-tumour immune responses in some late stage melanoma patients.

Solid tumours – Intravenous injection: The Company has a current 26 patient late stage Phase I multi dose, dose escalation melanoma, breast and prostate trial underway in a second hospital in Queensland. Patient pre-screening prior to intravenous infusion with CAVATAK™ commenced in February 2008 and to date 8 patients have completed this process. The first eligible patient was infused in late March 2008 and a further 2 patients have completed CAVATAK™ administration. Four of the remaining patients failed to meet the inclusion criteria and were excluded from the trial. One patient is still considering whether to proceed in the trial. Again, patient enrolment for this trial has been slower then we anticipated due in part to the very tight pre-screening criteria for patient enrolment. While failure to comply with the pre-screening inclusion criteria lies outside the direct control of the company we are investigating a number of alternative strategies designed to increase patient recruitment.

FUNDING

The second significant issue facing the Company is funding. Firstly I would like to thank shareholders who supported the Company in the December 07 fund raising. We successfully raised $1.8m from a share purchase plan and $1.4m from a share placement. The Company also during the year disposed of its historical investment in Analytica raising a further $897k.

The money that was raised in these endeavors has helped in achieving the positive outcomes I described earlier. These outcomes have moved the Company closer to its overall objective, reduced the level of risk involved in obtaining this objective and hence increased the Company's fundamental value.

Over the past 2 years the Company's operational cash outflow has been reduced from the 2006 level of $5.3m to $3.0m while achieving significantly greater outcomes. However, with the implementation of the Company's strategies already discussed, the Company will need to increase its operational cash outflow.

The Board is currently investigating the best way to provide ongoing funding for the Company. Following the passing of the resolutions put to shareholders at today's meeting the Company will have available to it the following means of raising funds:

- Pro-rata Rights Issue
- Share Purchase Plan
- Placement of up to 15% (approximately 42m shares) of the capital of the Company
- A separate capacity to place up to 60m shares for 90 days following this Meeting

The Company's preference is as always to give existing shareholders the right to participate in future fund raisings, however in today's volatile market conditions the Company needs the added flexibility to access larger quantity of shares then would normally be the case.

CONCLUSION

In conclusion, I would like to welcome the two new Board members, Paul Hopper who will take on the role of Independent Non-Executive Chairman following the close of this Meeting and Peter Molloy who will be an Independent Non-Executive Director.

I also note that following the appointment of two new directors, Associate Professor Darren Shafren is resigning from the Board to focus fully on his role of Chief Scientific Officer. I likewise am stepping down from the role of Executive Chairman to take on the role of Managing Director, to allow me to focus fully on implementing our ambitious program.

I would also like to personally thank a number of shareholders who have provided me guidance and advice in my period as Executive Chairman of this Company and in particular the support shown to me by Darren Shafren.

The Board looks forward to 2009. It should be a significant year for the Company.

I wish to thank all the shareholders here today for attending the meeting and I hope you will all take the opportunity provided by the Company holding the meeting in Newcastle to join the tour of the Company's Newcastle research facilities.

I will now ask Darren Shafren to give you a presentation outlining the growth of the Company.

Bryan Dulhunty
Chairman

VIRALYTICS LTD
ONCOLYTIC VIRUSES
- A NEW HOPE FOR CANCER TREATMENT

RECEIVED
2008 DEC -2 A 4:01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ASX RELEASE

Date: 18 November 2008

Subject: Results of Annual General Meeting

As required by ASX Listing Rule 3.13.2, we advise that the following Resolutions were passed by shareholders on a show of hands at the Viralytics Limited Annual General Meeting held today.

As set out on the Proxy Form, the Chairman of the Meeting directed undirected proxies in favour of all resolutions.

In accordance with Section 251AA of the Corporations Act, we advise that proxy votes received for the meeting were as follows:

1. Remuneration Report

Proxy Votes For the Resolution	31,100,663
Proxy Votes Exercised at the Discretion of the Proxy - Chairman	20,249,534
Proxy Votes Exercised at the Discretion of the Proxy - Directors	2,530,000
Total Votes For the Resolution	**53,880,197**
Proxy Votes Exercised at the Discretion of the Proxy - Other	231,500
Proxy Votes Against the Resolution	4,862,666
Proxy Votes Abstaining	18,430,638

2. Re-election of Dr Phillip Altman as Director

Proxy Votes For the Resolution	34,464,148
Proxy Votes Exercised at the Discretion of the Proxy - Chairman	19,899,941
Proxy Votes Exercised at the Discretion of the Proxy - Directors	2,500,000
Total Votes For the Resolution	**56,864,089**
Proxy Votes Exercised at the Discretion of the Proxy - Other	231,500
Proxy Votes Against the Resolution	19,951,278
Proxy Votes Abstaining	258,134

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

3. **Re-election of Mr Paul Hopper as Director**

Proxy Votes For the Resolution	34,384,148
Proxy Votes Exercised at the Discretion of the Proxy - Chairman	19,899,941
Proxy Votes Exercised at the Discretion of the Proxy - Directors	2,530,000
Total Votes For the Resolution	**56,814,089**
Proxy Votes Exercised at the Discretion of the Proxy - Other	231,500
Proxy Votes Against the Resolution	19,951,278
Proxy Votes Abstaining	308,134

4. **Re-election of Mr Peter Molloy as Director**

Proxy Votes For the Resolution	24,079,148
Proxy Votes Exercised at the Discretion of the Proxy - Chairman	19,899,941
Proxy Votes Exercised at the Discretion of the Proxy - Directors	2,530,000
Total Votes For the Resolution	**46,509,089**
Proxy Votes Exercised at the Discretion of the Proxy - Other	231,500
Proxy Votes Against the Resolution	19,951,278
Proxy Votes Abstaining	10,613,134

5. **Approval for the issue of options to Mr Paul Hopper**

Proxy Votes For the Resolution	29,805,340
Proxy Votes Exercised at the Discretion of the Proxy - Chairman	20,220,306
Proxy Votes Exercised at the Discretion of the Proxy - Directors	2,530,000
Total Votes For the Resolution	**52,555,646**
Proxy Votes Exercised at the Discretion of the Proxy - Other	231,500
Proxy Votes Against the Resolution	23,922,499
Proxy Votes Abstaining	595,356

6. **Approval for the issue of options to Mr Peter Molloy**

Proxy Votes For the Resolution	29,857,356
Proxy Votes Exercised at the Discretion of the Proxy - Chairman	20,187,306
Proxy Votes Exercised at the Discretion of the Proxy - Directors	2,530,000
Total Votes For the Resolution	**52,574,662**
Proxy Votes Exercised at the Discretion of the Proxy - Other	231,500
Proxy Votes Against the Resolution	23,903,483
Proxy Votes Abstaining	595,356

7. **Ratification of issue of Securities for Placement**

Proxy Votes For the Resolution	43,604,862
Proxy Votes Exercised at the Discretion of the Proxy - Chairman	18,390,306
Proxy Votes Exercised at the Discretion of the Proxy - Directors	0
Total Votes For the Resolution	**61,995,168**
Proxy Votes Exercised at the Discretion of the Proxy - Other	231,500
Proxy Votes Against the Resolution	9,915,245
Proxy Votes Abstaining	833,088

8. **Approval to issue shares for 2008 Placement**

Proxy Votes For the Resolution	31,830,472
Proxy Votes Exercised at the Discretion of the Proxy - Chairman	20,173,306
Proxy Votes Exercised at the Discretion of the Proxy - Directors	2,500,000
Total Votes For the Resolution	**54,503,778**
Proxy Votes Exercised at the Discretion of the Proxy - Other	231,500
Proxy Votes Against the Resolution	21,467,608
Proxy Votes Abstaining	1,102,115

Bryan Dulhunty
Chairman

VIRALYTICS

Benign Viruses for targeted cancer therapy

Annual General Meeting
November 2008

Investment Highlights

- Preliminary clinical trial data on the Company's lead product, CAVATAK™ suggests efficacy
- CAVATAK™ pilot study and Phase I trial completed, two Phase I clinical trials (Melanoma, Breast & Prostate) in progress
- Strong IP with patents granted in USA and Europe
- In-house research closely affiliated with the University of Newcastle with strong independent peer review publication focus
- Scalable manufacturing processes
- US business focus:
  - FDA Regulatory oversight commenced
  - US GMP manufacturer contracted
  - Two US based directors joined the board
- Experienced management and scientific team with lean overheads
- Focused strategy to realise near-term value through licensing or partnerships





University of Newcastle

The Need for CAVATAK™

- CAVATAK™ is a **targeted treatment** unlike most other treatments that invades all cells in the body. CAVATAK™ preferentially targets cancer cells

- CAVATAK™ is a **naturally occurring** common cold virus. Not being genetically modified makes the regulatory approval process easier and provides access to a benign viral history

- CAVATAK™ provides the potential for a non surgical and non toxic treatment for cancer. **These benefits are highly sought after** in the medical fraternity



How does CAVATAK™ work?

Life cycle of CAVATAK™

1) **Attachment and infection** of a cancer cell - for every virus that successfully enters and infects a cancer cell, thousands of newly formed viruses are created which potentially can go on to infect more cancer cells

2) **Replication** - rapid speed of CAVATAK™ replication allows small doses to have a significant effect

3) **Cell death** releasing thousands of newly formed progeny virus in 6-10 hours



release of new virus
CAVATAK
1
3
virus docks with cell
cell lysis
viral RNA
viral polysome
2
viral proteins
aggregation of new virus
new viral RNA
replication complex
capsid assembly
new vesicles
rkm.com.au

Proof of Concept

Preclinical Proof of Concept has been achieved in a range of cancers

- Bioluminescent imaging: tumours in mice eliminated with CAVATAK™ treatment compared to treatment with a placebo
- Tumours were transplanted into mice and stabilised for a week before commencing treatment with CAVATAK™
- Results were presented at the 4th International Conference on Oncolytic Viruses as Cancer Therapeutics (March 2007, Arizona, USA) and published in *Breast Cancer Research and Treatment* (2008)



Placebo
Intravenous CAVATAK™
Melanoma
(MV3)
Breast
cancer
(MDA-MB-231)

~35 days post-treatment

Phase I trial and Pilot Study
Completed



First in Man Studies

- 5 late stage melanoma patients received intratumoural treatment (2 in pilot study and 3 in initial Phase 1 trial)
- Transient/stable reductions in some injected tumours
- Single dose range
- No product related serious adverse events
- Treatment well tolerated

Second Phase I Trial
in Melanoma underway

Phase I Dose escalation intratumoural trial: late stage melanoma patients

- Dose escalation study (100-fold increase)
- 3 groups of 3 patients
- Completed second group
- Transient/stable reductions in some injected tumours
- Possible activation of anti-tumour immune responses
- No product related serious adverse events
- Treatment well tolerated



Melanoma Intratumoural Trial Results

(Preliminary data)

Injected Tumour Response	Trial X01/X02 (n=5)	Trial X03 (n=6)	% Patients
Reduction	2[a]	2[b]	36.3
Stable	1[c]	2[c]	27.3
Progressive	2[d]	2[d]	36.3
Reduction + Stable			**63.6**

a Reduction = decrease in longest diameter ≥ 20% (calipers) or visual tumour flattening

b Reduction = transient decrease in volume ≥25% (ultrasound)

c Stable = decrease in tumour volume of <25% or < 20% increase in tumour volume (ultrasound)

d Progressive= increase in tumour volume of > 20% (ultrasound)

Third Phase I Trial
Intravenous Administration

Phase I Dose escalation intravenous: late stage melanoma, breast and prostate cancer patients

- Dose escalation study (400-fold increase)
- CAVATAK™ delivered by[illegible]nous infusion
- 13 groups of 2 patien[illegible]
- Second group commenced
- No product related serious adverse events
- Treatment well tolerated



Product Pipeline

Current Position


Research
Preclinical
Phase I
Phase II
CAVATAK™
Melanoma IT
Head and Neck IT
Prostate IT
Glioma IT
Prostate, Breast, Mel IV
Multiple Myeloma IV
EVATAK™
Ovarian
Prostate



Intellectual Property Portfolio



- US and European patent granted covering group A Coxsackieviruses including CAVATAK™
- US Notice of Allowance issued covering Echoviruses including EVATAK™
- 50 + pending applications worldwide across 5 families
- Patents have long term to expiry

Other Oncolytic Virus Companies

Company	Virus	Background	Funding	Stage of Development
Oncolytics Biotech Inc (Calgary, Canada)	Reolysin (Reovirus)	Public Listed	> $90m USD	Phase II trials in Lung, Pancreatic Ovarian, Melanoma, Head & Neck, Glioma
Crusade Labs (Scotand, UK)	HSV1716 (GM Herpes Simplex Virus)	Private	Not Available	Phase III Glioblastoma
Biovex Inc (MA, USA)	Oncovex (GM Herpes Simplex Virus)	Private	> $60m USD	Phase II Melanoma & Head an Neck.
Jennerex (CA, USA)	JX-594 (GM Vaccina Virus)	Private	$8.3m USD Series B Series A N/A	Phase II Melanoma & Head an Neck.
Cell Genesis (CA, USA)	CG0070 (GM Adenovirus)	Public Listed Multi-product	Not Applicable	Phase I Bladder cancer
Medigene (Germany)	NV1020 (GM Herpes Simplex Virus)	Public Listed Multi-product	Not Applicable	Phase II Colon/Liver
Wellstat Biologics Corp (MA, USA)	PV701 (Newcastle Disease Virus)	Private	Not Available	Phase II Colorectal & Cervical cancer

CAVATAK™ Competitive Benefits over other oncolytic viruses

- Tumour cell targeting
- Not genetic modified
- Benign and well tolerated
- Low levels of antibodies in the community (10-20%)
- Rapid replication rate increasing cell infection cycle
- Smallest size allowing dissemination throughout body, organs and tumours


Herpesvirus
CAVATAK
Adenovirus
Reovirus
Vaccinia virus

FDA

- Viralytics commenced discussion with FDA
- Pre-Pre-IND meeting held to review toxicology program
- FDA direction provided to optimise Viralytics Non-Clinical submission program
- Dialogue being maintained for Pre-IND and IND submissions



GMP Manufacturing



- US based GMP manufacturer contracted to take over and optimise processes
- Master and working production banks produced and characterised
- Viral production processes are scalable
- Scale-up on schedule for Phase II clinical program

Management Team



Bryan Dulhunty CA, Managing Director and CEO

A CA with over 25 years experience in CEO, CFO and Corporate Governance roles for high growth companies. He has previously been a director of public and unlisted companies. In 2001 Bryan founded CoSA Pty Ltd, providing financial assurance and corporate governance services to the biotechnology sector.

Darren Shafren PhD, Chief Scientific Officer

Dr Shafren is Associate Professor of Virology in the Faculty of Health, University of Newcastle with over 20 years experience in basic and molecular virology. He is the inventor of the oncolytic virus technology acquired by Viralytics.

Phillip Altman PhD, Director of Clinical Development and Regulatory Affairs

Dr Altman has more than 30 years experience in senior management positions with Merrell-Dow, Hoechst, Roussel and GD Searle, with extensive experience in research, clinical trials and regulatory affairs. He was responsible for the market approval of numerous new drugs and dosage forms since 1974.

Stephen Goodall MASc, MBA, Chief Operating Officer

Mr Goodall has been in biotechnology product development for over 25 years including process and product development, facilities design and construction and international registration of medical products.

Gavin D Clark, Business Development Representative

Gavin Clark is an experienced Business Development professional in the Biopharmaceuticals sector with 30 years in the industry. He has a prolific record of closing deals for both sides of large and small companies in licensing, collaborations and M&A.

Scientific Advisory Board

Australia

Professor Chris Burrell

Head, Infectious Diseases Labs, Institute for Medical and Veterinary Science (IMVS)

Professor Eric Gowans

Senior Principal Research Fellow at the Macfarlane Burnet Institute, Melbourne

Professor Ian Campbell

Group leader of the VBCRC Cancer Genetics Laboratory, Peter MacCallum Cancer Centre, Melbourne



USA

Appointments pending

Board of Directors

Paul Hopper , Non-Executive Chairman

Mr Hopper is based in Los Angeles, California and has over 20 years experience in the management and funding of biotechnology and healthcare public companies and currently represents the Los Angeles Merchant Bank, Cappello Group, Inc. His experience includes three IPOs and two public company mergers and extensive capital markets experience with over $200 million in debt and equity raisings in Australia, Asia, US and Europe .

Bryan Dulhunty, Managing Director & CEO

A CA with over 25 years experience in CEO, CFO and Corporate Governance roles for high growth companies. In 2001 Bryan founded CoSA Pty Ltd, providing financial assurance and corporate governance services to the biotechnology sector.

Phillip Altman PhD, Executive Director

Dr Altman has more than 30 years experience in senior management positions with Merrell-Dow, Hoechst, Roussel and GD Searle, with extensive experience in research, clinical trials and regulatory affairs. He established one of Australia's first CROs and managed more than one hundred clinical trials. He was responsible for the market approval of numerous new drugs and dosage forms since 1974. His PhD is in pharmacology and pharmaceutical chemistry.

Peter Molloy, Independent Non-executive Director

Mr. Molloy is based in La Jolla California. Mr. Molloy was most recently the managing director and CEO of Biota Holdings Limited (2002-2005), Australia's premier antiviral drug development company. His previous executive roles in the biotech sector have included president & CEO of SLIL Biomedical Corp, a Madison Wisconsin based cancer and viral research company; managing director and CEO of Florigene Limited, a Melbourne based company focused on genetic modification of plants; and president of Moleculon Inc, a Boston based transdermal drug delivery company.

As per announced restructure effective 18th November 2008

Thank You

Mr. Bryan Dulhunty
Managing Director & CEO

Viralytics Limited
8/33 Ryde Road
Pymble NSW 2073
Australia

Phone: +61 2 9499 3200
Fax: +61 2 9499 3300

Email: viralytics@viralytics.com
Web: www.viralytics.com

END